UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56716/October 29, 2007

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12735

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In the Matter of   :
                                                        :
ENVIRONMENTAL SAFEGUARDS, INC., :
GARDEN BOTANIKA, INC.,   :
JAY JACOBS, INC.,   :   ORDER LIFTING STAY AND
NORTHWESTERN STEEL & WIRE CO.,   :   MAKING FINDINGS AND
PAUL HARRIS STORES, INC.,   :   REVOKING REGISTRATION BY
ULTRA MOTORCYCLE CO.,   :   DEFAULT AS TO ULTRA
USTEL, INC., and   :   MOTORCYCLE CO.
YARC SYSTEMS CORP.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on August 23, 2007, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act).   All Respondents were served with the OIP by August 27, 2007.
Respondents' Answers to the OIP were due ten days after service.   OIP at 4; 17 C.F.R. §
201.220(b).   Respondent Environmental Safeguards, Inc. (Environmental), filed a timely
Answer.   To date, no other Respondent has filed an Answer.   On September 10, 2007, the
Division of Enforcement (Division) filed a Motion for Default against Respondents Garden
Botanika, Inc. (Garden), Jay Jacobs, Inc. (Jay), Northwestern Steel & Wire Co. (Northwestern),
Paul Harris Stores, Inc. (Paul), Ultra Motorcycle Co. (Ultra), UStel, Inc. (UStel), and Yarc
Systems Corp. (Yarc).   As relief, the Division requested that the registrations of their securities
be revoked.   A prehearing conference was held on September 24, 2007, with the Division,
Environmental, Ultra, and Yarc in attendance.[1]   On September 27, 2007, I issued an Order
Making Findings and Revoking Registrations by Default as to Five Respondents (Garden, Jay,
Northwestern, Paul, and UStel).

        On October 12, 2007, I issued a Stay Order as to Ultra and Yarc upon the representation
of the Division that it had received signed Offers of Settlement from those Respondents, which
the Division would recommend the Commission accept.   On October 19, 2007, the Division filed
a Renewed Motion for Default as to Ultra.   In its Motion, the Division represents that one Mark
Rentschler (Rentschler) "purported, through counsel, to have the power to act on behalf of
[Ultra], a California Corporation," but he "is in fact the president of a Nevada Corporation of the

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[1] The parties represented that Respondents Ultra and Yarc would not be filing Answers as
settlement discussions were ongoing.

same name and holds no position with, and has no power to act on behalf of," the corporation in this proceeding. Accordingly, the Offer of Settlement signed by Rentschler, on behalf of Ultra, is invalid and therefore not in compliance with Rule 161(c)(2)(i) of the Commission's Rules of Practice. Accordingly, the October 12 Stay is lifted as to Ultra.[2]

Ultra is in default for failing to file an Answer to the OIP, respond to a dispositive motion within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to Ultra.

Ultra (CIK: 805907) is a suspended California corporation located in Mira Loma, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Ultra is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $437,132 for the prior three months. On May 21, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was converted to Chapter 7, and is still pending.

Ultra is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance at its most recent address shown in its most recent filings with the Commission, or did not receive the letters because of its failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities, registered pursuant to Section 12 of the Exchange Act, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Ultra failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Based on the foregoing, I find it necessary and appropriate, for the protection of investors, to revoke the registration of each class of registered securities of Ultra.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Ultra Motorcycle Co. is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge

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[2] The Stay shall remain in effect for Respondent Yarc as it has provided a valid, signed Offer of Settlement to the Division as required by Rule 161(c)(2)(i).